# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Phathom Pharmaceuticals, Inc., CIK 0001783183
CUSIP: 71722W107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Campus Drive, Suite 102, Florham Park, New Jersey (NJ), 07932
Date of event which requires filing of this statement: 08/28/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-032176
Filed by CIK 0001527166

## Reporting persons
- Carlyle Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
- Carlyle Holdings I GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
- Carlyle Holdings I GP Sub L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
- CG Subsidiary Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
  Comment: Limited Liability Company
- TC Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
  Comment: Limited Liability Company
- Carlyle Investment Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
  Comment: Limited Liability Company
- Carlyle Genesis UK LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
  Comment: Limited Liability Company
- Abingworth LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 3,496,808; sole dispositive power 0; shared dispositive power 3,496,808; aggregate amount beneficially owned 3,496,808 (4.9% of the class)
- Abingworth Bioventures 8 LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 2,061,702; sole dispositive power 0; shared dispositive power 2,061,702; aggregate amount beneficially owned 2,061,702 (2.9% of the class)
- Abingworth Bioventures VII LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,435,106; sole dispositive power 0; shared dispositive power 1,435,106; aggregate amount beneficially owned 1,435,106 (2% of the class)

## Item 1. Issuer
Name of issuer: Phathom Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 100 Campus Drive, Suite 102, Florham Park, NJ, 07932

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

The Carlyle Group Inc.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

CG Subsidiary Holdings L.L.C.

TC Group, L.L.C.

Carlyle Investment Management L.L.C.

Carlyle Genesis UK LLC

Abingworth LLP

Abingworth Bioventures 8 LP

Abingworth Bioventures VII LP
Address of principal business office or, if none, residence: The principal business address of each of Abingworth LLP, Abingworth Bioventures 8 LP and Abingworth Bioventures VII LP is 1 St James's Market, London SW1Y 4AH United Kingdom. The principal business address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505.
Citizenship: Each of Abingworth LLP, Abingworth Bioventures 8 LP and Abingworth Bioventures VII LP is organized under the laws of England and Wales. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 70,943,708 shares of Common Stock outstanding on August 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 7, 2025. Solely due to dilution caused by the Issuer's issuance of additional Common Stock from time to time, and not in connection with a disposition of any Common Stock by the Reporting Persons, as of the date hereof, the Reporting Persons no longer beneficially own more than 5% of the outstanding Common Stock of the Issuer.

Abingworth Bioventures 8 LP is the record holder of 2,061,702 shares of Common Stock and Abingworth Bioventures VII LP is the record holder of 1,435,106 shares of Common Stock.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Each of Abingworth Bioventures 8 LP and Abingworth Bioventures VII LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by them. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures 8 LP and Abingworth Bioventures VII LP, but each disclaims beneficial ownership of such securities.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- Carlyle Group Inc.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Chief Financial Officer (08/28/2025)
- Carlyle Holdings I GP Inc.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (08/28/2025)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, By: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (08/28/2025)
- Carlyle Holdings I L.P.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director (08/28/2025)
- CG Subsidiary Holdings L.L.C.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director (08/28/2025)
- TC Group, L.L.C.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director (08/28/2025)
- Carlyle Investment Management L.L.C.: By: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Chief Financial Officer (08/28/2025)
- Carlyle Genesis UK LLC: By: Carlyle Investment Management L.L.C., its sole member, By: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Chief Financial Officer (08/28/2025)
- Abingworth LLP: By: /s/ Emma O'Reilly, Emma O'Reilly, Authorized Signatory (08/28/2025)
- Abingworth Bioventures 8 LP: By: /s/ Emma O'Reilly, Emma O'Reilly, Authorized Signatory (08/28/2025)
- Abingworth Bioventures VII LP: By: /s/ Emma O'Reilly, Emma O'Reilly, Authorized Signatory (08/28/2025)